B. RILEY PRINCIPAL MERGER CORP. II

299 PARK AVENUE, 21st FLOOR

NEW YORK, NEW YORK 10171

VIA EDGAR

November 13, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Anne Nguyen Parker

Re:	B. Riley Principal Merger Corp. II
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-249713

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, B. Riley Principal Merger Corp. II (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Washington, D.C. time, on November 16, 2020, or as soon thereafter as practicable.

Please contact Elliott Smith, of White & Case LLP, outside counsel to the Company, at (212) 819-7644, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Daniel Shribman

Daniel Shribman

Chief Executive Officer and Chief Financial Officer

cc: Elliott Smith, White & Case LLP